OFFICER’S CERTIFICATE

TO: Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Consumer, Corporate and Insurance

Services Division, Office of the Attorney General of Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

RE: Abridging Time Pursuant to National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")

Pursuant to subsection 2.20(c) of NI 54-101, and in connection with the annual general meeting of the shareholders of ImmunoPrecise Antibodies Ltd. (the "Corporation") scheduled to be held on November 9th, 2023 (the "Meeting"), the undersigned, in her capacity as an officer of the Corporation, and not in her personal capacity and without personal liability, hereby certifies for and on behalf of the Corporation, that the Corporation:

(a) has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101, to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c) is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED as of the 18th day of October 2023.

(s) Kristin Taylor
Name: Kristin Taylor
Title: Chief Financial Officer